Exhibit 99.1



                              FOR IMMEDIATE RELEASE




Investors:                                                Media:
Emer Reynolds                                             Anita Kawatra
Ph:  353-1-709-4000                                       Ph:  212-407-5755
     800-252-3526                                              800-252-3526


             ELAN TO PRESENT AT THE JP MORGAN HEALTHCARE CONFERENCE

DUBLIN, IRELAND, JANUARY 12, 2004 -- Elan Corporation, plc announces that it will present at the JP Morgan 22nd Annual Healthcare Conference in San Francisco on Thursday, January 15, at 3:00 p.m. Eastern Standard Time, 8:00 p.m. Greenwich Mean Time. Interested parties may access a live audio webcast of the presentation by visiting Elan's website at www.elan.com and clicking on the Investor Relations section, then on the event icon.

About Elan

Elan is focused on the discovery, development, manufacturing, sale and marketing of novel therapeutic products in neurology, severe pain and autoimmune diseases. Elan (NYSE: ELN) shares trade on the New York, London and Dublin Stock Exchanges.